                                                                   EXHIBIT 99(B)

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
             RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS

     The following consolidated financial statements of GM Hughes Electronics Corporation and subsidiaries were prepared by management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management.

     Management is further responsible for maintaining a system of internal accounting controls, designed to provide reasonable assurance that the books and records reflect the transactions of the companies and that its established policies and procedures are carefully followed. Perhaps the most important feature in the system of control is that it is continually reviewed for its effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel, and a strong program of internal audit.

     Deloitte & Touche LLP, an independent auditing firm, is engaged to audit the consolidated financial statements of GM Hughes Electronics Corporation and its subsidiaries and issue reports thereon. The audit is conducted in accordance with generally accepted auditing standards which comprehend the consideration of internal accounting controls and tests of transactions to the extent necessary to form an independent opinion on the financial statements prepared by management. The Independent Auditors' Report appears on the next page.

     The Board of Directors, through its Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements and engaging the independent auditors. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to assess the effectiveness of the system of internal accounting controls. It is management's conclusion that the system of internal accounting controls at December 31, 1994 provides reasonable assurance that the books and records reflect the transactions of the companies and that its established policies and procedures are complied with. To ensure complete independence, Deloitte & Touche LLP has full and free access to meet with the Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal accounting controls, and the quality of the financial reporting.

/s/ C. Michael Armstrong
- ------------------------------------------------------
C. Michael Armstrong
Chairman of the Board and
  Chief Executive Officer


/s/ Charles H. Noski
- ------------------------------------------------------
Charles H. Noski
Senior Vice President and
  Chief Financial Officer

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                          INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of GM Hughes Electronics Corporation:

     We have audited the Consolidated Balance Sheet of GM Hughes Electronics Corporation and subsidiaries as of December 31, 1994 and 1993 and the related Statements of Consolidated Operations and Available Separate Consolidated Net Income (Loss) and Consolidated Cash Flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of GM Hughes Electronics Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of GM Hughes Electronics Corporation and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, effective January 1, 1994 GM Hughes Electronics Corporation changed its method of accounting for postemployment benefits. Also, as discussed in Notes 1 and 5 to the financial statements, effective January 1, 1992 GM Hughes Electronics Corporation changed its revenue recognition policy for certain commercial businesses and its method of accounting for postretirement benefits other than pensions.

/s/ DELOITTE & TOUCHE LLP
- ------------------------------------------------------
DELOITTE & TOUCHE LLP

Los Angeles, California
January 30, 1995

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                    STATEMENT OF CONSOLIDATED OPERATIONS AND
               AVAILABLE SEPARATE CONSOLIDATED NET INCOME (LOSS)

                                                                    YEARS ENDED DECEMBER 31,
                                                               -----------------------------------
                                                                 1994         1993         1992
                                                               ---------    ---------    ---------
                                                                      (DOLLARS IN MILLIONS
                                                                    EXCEPT PER SHARE AMOUNTS)
Revenues
Net sales
  Outside customers.........................................   $ 9,108.7    $ 9,062.8    $ 8,267.6
  General Motors and affiliates (Note 2)....................     4,953.6      4,387.4      3,901.4
Other income -- net.........................................        37.1         67.3        128.1
                                                               ---------    ---------    ---------
Total Revenues..............................................    14,099.4     13,517.5     12,297.1
                                                               ---------    ---------    ---------
Costs and Expenses
Cost of sales and other operating charges, exclusive of
  items listed below (Note 2)...............................    10,943.4     10,557.5      9,602.9
Selling, general, and administrative expenses...............     1,018.3        929.1      1,036.2
Depreciation and amortization...............................       470.2        503.5        487.1
Amortization of GM purchase accounting adjustments related
  to Hughes (Note 1)........................................       123.8        123.8        123.8
Interest expense -- net.....................................        15.1         33.2         60.6
Special provision for restructuring (Note 12)...............          --           --      1,237.0
                                                               ---------    ---------    ---------
Total Costs and Expenses....................................    12,570.8     12,147.1     12,547.6
                                                               ---------    ---------    ---------
Income (Loss) before Income Taxes...........................     1,528.6      1,370.4       (250.5)
Income taxes (credit) (Note 6)..............................       572.8        572.6        (77.2)
                                                               ---------    ---------    ---------
Income (Loss) before cumulative effect of accounting
  changes...................................................       955.8        797.8       (173.3)
Cumulative effect of accounting changes (Notes 1 and 5).....       (30.4)          --       (872.1)
                                                               ---------    ---------    ---------
Net Income (Loss)...........................................       925.4        797.8     (1,045.4)
Adjustments to exclude the effect of GM purchase accounting
  adjustments related to Hughes (Note 7)....................       123.8        123.8        123.8
                                                               ---------    ---------    ---------
Earnings (Loss) Used for Computation of Available Separate
  Consolidated Net Income (Loss)............................   $ 1,049.2    $   921.6    $  (921.6)
                                                               =========    =========    =========
Available Separate Consolidated Net Income (Loss) (Note 7)
  Average number of shares of General Motors Class H Common
     Stock outstanding (in millions) (Numerator)............        92.1         88.6         75.3
  Class H dividend base (in millions) (Denominator).........       399.9        399.9        399.9
  Available Separate Consolidated Net Income (Loss).........   $   241.6    $   204.5    $  (142.3)
                                                               =========    =========    =========
Earnings (Loss) Attributable to General Motors Class H
  Common Stock on a Per Share Basis (Note 7)
     Before cumulative effect of accounting changes.........   $    2.70    $    2.30    $   (0.11)
     Cumulative effect of accounting changes (Notes 1 and
       5)...................................................       (0.08)          --        (2.18)
                                                               ---------    ---------    ---------
     Net earnings (loss) attributable to General Motors
       Class H Common Stock.................................   $    2.62    $    2.30    $   (2.29)
                                                               =========    =========    =========

Reference should be made to the Notes to Consolidated Financial Statements.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                                     DECEMBER 31,
                                                                              ---------------------------
                                                                                1994              1993
                                                                              ---------         ---------
                                                                                 (DOLLARS IN MILLIONS
                                                                               EXCEPT PER SHARE AMOUNT)
ASSETS
Current Assets
Cash and cash equivalents (Note 1).........................................   $ 1,501.8         $ 1,008.7
Accounts and notes receivable
  Trade receivables (less allowances)......................................     1,039.5             736.7
  General Motors and affiliates (Note 2)...................................       153.9             404.1
Contracts in process, less advances and progress payments of $2,311.2 and
  $2,739.2.................................................................     2,265.4           2,376.8
Inventories (less allowances) (Note 1).....................................     1,087.9           1,060.4
Prepaid expenses, including deferred income taxes of $89.0 and $36.7.......       195.1             127.6
                                                                              ---------         ---------
Total Current Assets.......................................................     6,243.6           5,714.3
                                                                              ---------         ---------
Property-Net (Notes 8 and 9)...............................................     2,611.8           2,634.4
                                                                              ---------         ---------
Telecommunications and Other Equipment, net of accumulated depreciation
  of $198.0 and $150.2.....................................................     1,071.7             767.6
                                                                              ---------         ---------
Intangible Assets, net of amortization of $1,276.7 and $1,144.6 (Note 1)...     3,271.3           3,374.4
                                                                              ---------         ---------
Investments and Other Assets, including deferred income taxes of $214.0 and
  $203.7 -- principally at cost (less allowances)..........................     1,652.1           1,626.4
                                                                              ---------         ---------
    Total Assets...........................................................   $14,850.5         $14,117.1
                                                                              =========         =========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
Accounts payable
  Outside..................................................................   $   779.9         $   717.1
  General Motors and affiliates (Note 2)...................................        80.5             117.5
Advances on contracts......................................................       645.1             660.6
Notes and loans payable (Note 9)...........................................       125.7              77.8
Income taxes payable (Note 6)..............................................        31.4             102.1
Accrued liabilities (Note 10)..............................................     1,885.5           1,874.0
                                                                              ---------         ---------
    Total Current Liabilities..............................................     3,548.1           3,549.1
                                                                              ---------         ---------
Long-Term Debt and Capitalized Leases (Note 9).............................       353.5             416.8
                                                                              ---------         ---------
Postretirement Benefits Other Than Pensions (Note 5).......................     1,541.4           1,446.3
                                                                              ---------         ---------
Other Liabilities, Deferred Income Taxes, and Deferred Credits.............     1,431.7           1,376.8
                                                                              ---------         ---------
Stockholder's Equity (Note 11)
  Capital stock (outstanding, 1,000 shares, $0.10 par value) and additional
  paid-in capital..........................................................     6,326.5           6,323.1
  Net income retained for use in the business..............................     1,743.6           1,138.2
                                                                              ---------         ---------
    Subtotal...............................................................     8,070.1           7,461.3
  Minimum pension liability adjustment.....................................       (76.1)           (120.4)
  Accumulated foreign currency translation adjustments.....................       (18.2)            (12.8)
                                                                              ---------         ---------
  Total Stockholder's Equity...............................................     7,975.8           7,328.1
                                                                              ---------         ---------
Total Liabilities and Stockholder's Equity.................................   $14,850.5         $14,117.1
                                                                              =========         =========

Reference should be made to the Notes to Consolidated Financial Statements.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                    1994        1993        1992
                                                                  --------    --------    --------
                                                                       (DOLLARS IN MILLIONS)
Cash Flows from Operating Activities Income (Loss) before
  cumulative effect of accounting changes......................   $  955.8    $  797.8    $ (173.3)
Adjustments to reconcile income (loss) before cumulative effect of accounting changes to net cash provided by operating
  activities
     Depreciation and amortization.............................      470.2       503.5       487.1
     Amortization of GM purchase accounting adjustments related
       to Hughes...............................................      123.8       123.8       123.8
     Special provision for restructuring.......................         --          --     1,237.0
     Pension expense (credit), net of cash contributions.......       20.3       (25.6)     (137.7)
     Provision for postretirement benefits other than pensions,
       net of cash payments....................................       78.4        91.0        78.7
     Net (gain) loss on sale of property.......................       14.3        36.1       (18.0)
     Net gain on sale of investments and businesses............       (3.6)      (50.3)         --
     Change in deferred income taxes and other*................      (60.1)      207.1      (350.2)
     Change in other operating assets and liabilities
       Accounts receivable.....................................     (238.1)     (153.7)      161.9
       Contracts in process*...................................      111.4        70.9        46.6
       Inventories*............................................      (27.5)      104.6        26.8
       Prepaid expenses........................................      (15.2)        3.4       (10.0)
       Accounts payable........................................       25.8        81.5        63.2
       Income taxes*...........................................      (70.7)       30.1       (54.5)
       Accrued and other liabilities*..........................      (28.2)     (143.5)      (49.2)
       Other*..................................................       20.2      (183.2)     (232.8)
                                                                  --------    --------    --------
Net Cash Provided by Operating Activities......................    1,376.8     1,493.5     1,199.4
                                                                  --------    --------    --------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired................       (7.0)     (149.3)      (69.9)
  Expenditures for property and special tools..................     (490.5)     (448.9)     (456.9)
  Increase in telecommunications and other equipment...........     (351.9)     (230.3)      (71.6)
  Proceeds from disposal of property...........................       90.6       115.0       108.4
  Proceeds from sale of investments and businesses.............        3.6       281.6          --
  Proceeds from sale and leaseback of satellite transponders...         --          --       314.8
  Decrease (increase) in notes receivable......................      206.9         7.6       (45.2)
                                                                  --------    --------    --------
Net Cash Used in Investing Activities..........................     (548.3)     (424.3)     (220.4)
                                                                  --------    --------    --------
Cash Flows from Financing Activities
Net decrease in notes and loans payable........................       (2.1)     (189.4)     (525.8)
  Increase in long-term debt...................................        7.5        84.0       236.0
  Decrease in long-term debt...................................      (20.8)     (369.8)      (46.8)
  Cash dividends paid to General Motors........................     (320.0)     (288.0)     (288.0)
                                                                  --------    --------    --------
Net Cash Used in Financing Activities..........................     (335.4)     (763.2)     (624.6)
                                                                  --------    --------    --------
Net increase in cash and cash equivalents......................      493.1       306.0       354.4
Cash and cash equivalents at beginning of the year.............    1,008.7       702.7       348.3
                                                                  --------    --------    --------
Cash and cash equivalents at end of the year...................   $1,501.8    $1,008.7    $  702.7
                                                                  ========    ========    ========

- -------------------------
* 1994 and 1992 amounts exclude the effects of accounting changes.

Reference should be made to the Notes to Consolidated Financial Statements.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND CONSOLIDATION

     The consolidated financial statements include the accounts of GM Hughes Electronics Corporation (GMHE) and its domestic and foreign subsidiaries that are more than 50% owned, principally Hughes Aircraft Company (Hughes) and Delco Electronics Corporation (Delco Electronics). Investments in associated companies in which at least 20% of the voting securities is owned are accounted for under the equity method of accounting.

     Effective December 31, 1985, General Motors Corporation (General Motors or
GM) acquired Hughes and its subsidiaries for $2.7 billion in cash and cash equivalents and 100 million shares of GM Class H common stock having an estimated value of $2,561.9 million, which carried certain guarantees.

     On February 28, 1989, GM and the Howard Hughes Medical Institute (Institute) reached an agreement to terminate GM's then-existing guarantee obligations with respect to the Institute's holding of GM Class H common stock. Under terms of the agreement as amended, the Institute received put options exercisable under most circumstances at $30 per share on March 1, 1991, 1992, 1993, and 1995 for 20 million, 10 million, 10.5 million, and 15 million shares, respectively. The Institute exercised these put options at $30 per share on March 1, 1991, March 2, 1992, and March 1, 1993. GM has the option to call the Institute's remaining 15 million shares until February 28, 1995, at a call price of $37.50 per share.

     The acquisition of Hughes was accounted for as a purchase. The purchase price exceeded the net book value of Hughes by $4,244.7 million, which was assigned as follows: $500.0 million to patents and related technology, $125.0 million to the future economic benefits to GM of the Hughes Long-Term Incentive Plan (LTIP), and $3,619.7 million to other intangible assets, including goodwill. The amounts assigned to patents and related technology are being amortized on a straight-line basis over 15 years and other intangible assets, including goodwill, over 40 years. The amount assigned to the future economic benefits of the Hughes LTIP was fully amortized in 1990.

     For the purpose of determining earnings per share and amounts available for dividends on the common stocks of General Motors, the amortization of these intangible assets is charged against earnings attributable to GM $1 2/3 par value common stock.

     The earnings of GMHE and its subsidiaries since the acquisition of Hughes form the base from which any dividends on the GM Class H common stock are declared. These earnings include income earned from sales to GM and its affiliates, but exclude purchase accounting adjustments (see Notes 2 and 7).

REVENUE RECOGNITION

     Outside sales are attributable principally to long-term contracts, primarily recorded using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion.

     Profits expected to be realized on contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified.

     Certain contracts contain cost or performance incentives which provide for increases in profits for surpassing stated objectives and decreases in profits for failure to achieve such objectives. Amounts associated with incentives are included in estimates of total sales values when there is sufficient information to relate actual performance to the objectives.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     Effective January 1, 1992, Hughes changed its revenue recognition policy for certain commercial long-term contracts from the percentage-of-completion (cost-to-cost) method to the units-of-delivery method. GMHE believes this method more appropriately aligns the accounting methods of Hughes' commercial businesses with other commercial enterprises. The unfavorable effect of this change was $40.0 million after-tax ($0.10 per share of GM Class H common stock).

     Sales under United States Government contracts were 37.6%, 44.2%, and 46.1% of total sales in 1994, 1993, and 1992, respectively.

CASH FLOWS

     For purposes of preparing the statement of consolidated cash flows, all highly liquid investments purchased with original maturities of 90 days or less are considered to be cash equivalents.

     Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

                                                                  1994      1993      1992
                                                                 ------    ------    ------
                                                                   (DOLLARS IN MILLIONS)
        Interest..............................................   $ 40.7    $ 72.5    $ 75.2
                                                                 ------    ------    ------
        Income taxes..........................................   $686.2    $245.0    $333.0
                                                                 ------    ------    ------

     With respect to material noncash transactions, as described more fully in
Note 13, in 1992 GMHE purchased 21,508,563 shares of GM Class H common stock in exchange for $425.0 million of notes payable to GM and cash of $25.0 million in connection with the acquisition of General Dynamics' missile business.

ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS

     Trade receivables are principally related to long-term contracts and programs. Amounts billed under retainage provisions of contracts are not significant, and substantially all amounts are collectible within one year.

     Contracts in process are stated at costs incurred plus estimated profit, less amounts billed to customers and advances and progress payments applied. Engineering, tooling, manufacturing, and applicable overhead costs, including administrative, research and development, and selling expenses, are charged to costs and expenses when incurred. Contracts in process include amounts relating to contracts with long production cycles, and $371.7 million of the 1994 amount is expected to be billed after one year. Contracts in process in 1994 also include approximately $96.2 million relating to claims, requests for equitable adjustments, and amounts withheld pending negotiation or settlement with customers. Under certain contracts with the U.S. Government, progress payments are received based on costs incurred on the respective contracts. Title to the inventories related to such contracts (included in contracts in process) vests with the U.S. Government.

INVENTORIES

     Inventories are stated at the lower of cost or market principally using the first-in, first-out (FIFO) or average cost methods.

                       MAJOR CLASSES OF INVENTORIES                    1994        1993
        ----------------------------------------------------------   --------    --------
                                                                         (DOLLARS IN
                                                                          MILLIONS)
        Productive material, work in process, and supplies........   $  968.0    $  957.1
        Finished product..........................................      119.9       103.3
                                                                     --------    --------
             Total................................................   $1,087.9    $1,060.4
                                                                     ========    ========

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

PROPERTY AND DEPRECIATION

     Property is carried at cost. Depreciation of property is provided for based on estimated useful lives (3 to 45 years) generally using accelerated methods.

TELECOMMUNICATIONS AND OTHER EQUIPMENT

     Telecommunications and other equipment includes satellite transponders and other equipment subject to operating leases or service agreements. Such equipment is carried at GMHE's direct and indirect manufacturing cost and is amortized over the estimated useful lives (7 to 23 years) using the straight-line method. The net book value of equipment subject to operating leases was $572.9 million and $523.8 million at December 31, 1994 and 1993, respectively.

INTANGIBLE ASSETS

     Intangible assets, principally the excess of cost over the fair value of identifiable net assets of purchased businesses, are being amortized using the straight-line method over periods not exceeding 40 years.

INCOME TAXES

     The provision (credit) for income taxes is based on reported income (loss) before income taxes. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws. Provision has been made for U.S. Federal income taxes to be paid on that portion of the undistributed earnings of foreign subsidiaries that has not been deemed permanently reinvested.

     GMHE and its domestic subsidiaries join with General Motors in filing a consolidated U.S. Federal income tax return. The portion of the consolidated income tax liability recorded by GMHE is generally equivalent to the liability it would have incurred on a separate return basis.

RESEARCH AND DEVELOPMENT

     Expenditures for research and development are charged to costs and expenses as incurred and amounted to $699.3 million in 1994, $612.1 million in 1993, and $680.5 million in 1992.

FINANCIAL INSTRUMENTS

     GMHE enters into foreign exchange-forward contracts and interest rate swap agreements in connection with management of its exposure to fluctuations in foreign exchange rates and interest rates. Foreign exchange-forward contracts are accounted for as hedges to the extent they are designated as, and are effective as, hedges of firm foreign currency commitments. The cash flows from interest rate swaps are accounted for as interest expense, and gains and losses from terminated contracts are deferred and amortized over the remaining life of the underlying debt. Open swap positions are reviewed regularly to ensure that they remain effective.

FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transaction net gains (losses) included in consolidated operating results amounted to ($4.2) million in 1994, $2.4 million in 1993, and $11.7 million in 1992.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

POSTEMPLOYMENT BENEFITS

     Effective January 1, 1994, GMHE adopted SFAS No. 112, Employers' Accounting for Postemployment Benefits. The Statement requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The charge is primarily related to extended-disability benefits which, under the new accounting Standard, are accrued on a service-driven basis.

NOTE 2. RELATED-PARTY TRANSACTIONS

SALES, PURCHASES, AND ADMINISTRATIVE EXPENSES

     The amounts due from and to GM and affiliates result from sales of products to and purchases of materials and services from units controlled by GM. Purchases from GM and affiliates, including computer systems services provided by Electronic Data Systems Corporation and common administrative expenses allocated by GM, amounted to approximately $257.1 million, $285.9 million, and $447.0 million in 1994, 1993, and 1992, respectively.

INCENTIVE PLANS

     Certain eligible employees of GMHE participate in various incentive plans of GM and its subsidiaries.

OTHER

     Delco Electronics employees participate in GM's pension and other postretirement benefit programs.

NOTE 3. INCENTIVE PLAN

     Under the GMHE Incentive Plan (the Plan) as approved by the GM Board of Directors in 1987 and 1992, shares, rights, or options to acquire up to 20 million shares of GM Class H common stock may be granted through May 31, 1997 (extended an additional two years in 1995).

     The GM Executive Compensation Committee may grant options and other rights to acquire shares of GM Class H common stock under the provisions of the Plan. The option price is equal to 100% of the fair market value of GM Class H common stock on the date the options were granted. These nonqualified options generally expire 10 years from the dates of grant and are subject to earlier termination under certain conditions.

     Changes in the status of outstanding options were as follows:

                                                                        OPTION        SHARES UNDER
                     GM CLASS H COMMON STOCK                            PRICES           OPTION
- ------------------------------------------------------------------   -------------    ------------
Outstanding at January 1, 1992....................................   $17.07-$30.25      5,061,209
Granted...........................................................   23.63- 25.38       1,927,860
Exercised.........................................................   17.07- 24.35        (136,764)
Terminated........................................................   17.07- 30.25        (335,550)
                                                                                       ----------
Outstanding at December 31, 1992..................................   17.07- 30.25       6,516,755
Granted...........................................................   28.00- 28.56       2,027,260
Exercised.........................................................   17.07- 30.25      (1,960,162)
Terminated........................................................   17.07- 30.25        (217,845)
                                                                                       ----------
Outstanding at December 31, 1993..................................   17.07- 30.25       6,366,008
Granted...........................................................       36.75          1,612,640
Exercised.........................................................   17.07- 30.25        (712,107)
Terminated........................................................   17.07- 36.75        (202,220)
                                                                                       ----------
Outstanding at December 31, 1994..................................   $17.07-$36.75      7,064,321
                                                                                       ==========

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     Options for 4,739,664 shares of GM Class H common stock were exercisable at December 31, 1994, and the maximum number of shares for which additional options and other rights may be granted under the Plan was 5,472,562 shares.

NOTE 4. PENSION PROGRAMS

     GMHE's total pension expense (credit) amounted to $54.9 million in 1994, ($8.1) million in 1993, and ($54.0) million in 1992.

     Substantially all of the employees of Delco Electronics participate in the defined benefit pension plans of General Motors. Plans covering represented employees generally provide benefits of negotiated stated amounts for each year of service as well as significant supplemental benefits for employees who retire with 30 years of service before normal retirement age. The benefits provided by the plans covering salaried employees are generally based on years of service and the employee's salary history. Certain nonqualified pension plans covering executives are based on targeted wage replacement percentages and are unfunded. The accumulated plan benefit obligation and plan net assets for the employees of Delco Electronics are not determinable separately; however, GM charged Delco Electronics $93.3 million, $69.8 million, and $30.6 million for benefits provided to these employees in 1994, 1993, and 1992, respectively.

     Hughes maintains contributory and non-contributory defined benefit retirement plans covering substantially all of its employees. Benefits are based on years of service and compensation earned during a specified period of time before retirement. Hughes also has an unfunded, nonqualified pension plan covering certain executives. The net pension credit of Hughes included the components as shown below.

                                                                     1994       1993       1992
                                                                    -------    -------    -------
                                                                        (DOLLARS IN MILLIONS)
Benefits earned during the year..................................   $ 146.7    $ 121.1    $  99.9
Interest accrued on benefits earned in prior years...............     377.0      369.1      357.9
Actual return on assets..........................................    (104.7)    (953.7)    (647.5)
Net amortization and deferral....................................    (457.4)     385.6      105.1
                                                                    -------    -------    -------
  Net retirement plan credit.....................................   $ (38.4)   $ (77.9)   $ (84.6)
                                                                    =======    =======    =======

     Costs are actuarially determined using the projected unit credit method and are funded in accordance with U.S. Government cost accounting standards to the extent such costs are tax-deductible. SFAS No. 87, Employers' Accounting for Pensions, requires the recognition of an additional liability to increase the amounts recorded up to the unfunded accumulated benefit obligation. The adjustment required to recognize the minimum liability required by SFAS No. 87 is recorded as an intangible asset to the extent of unrecognized prior service cost and the remainder, net of applicable deferred income taxes, is recorded as a reduction of Stockholder's Equity. At December 31, 1994 and 1993, the additional minimum liability recorded was $152.4 million and $208.1 million, respectively, of which $76.1 million and $120.4 million, respectively, was recorded as a reduction of Stockholder's Equity.

     Plan assets are invested primarily in listed common stock, cash and short-term investment funds, U.S. Government securities, and other investments.

     The weighted average discount rates used in determining the actuarial present values of the projected benefit obligation shown in the table below were 8.75% and 7.5% at December 31, 1994 and 1993, respectively. The rate of increase in future compensation levels was 5.0% in 1994 and 1993. The expected long-term rate of return on assets used in determining pension cost was 9.75% for 1994 and 10.5% for 1993.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The following table sets forth the funded status of the Hughes plans and the amounts included in the Consolidated Balance Sheet at December 31, 1994 and 1993.

                                                                  1994                    1993
                                                          --------------------    --------------------
                                                           ASSETS      ACCUM.      ASSETS      ACCUM.
                                                           EXCEED     BENEFITS     EXCEED     BENEFITS
                                                           ACCUM.      EXCEED      ACCUM.      EXCEED
                                                          BENEFITS     ASSETS     BENEFITS     ASSETS
                                                          --------    --------    --------    --------
                                                                     (DOLLARS IN MILLIONS)
Actuarial present value of benefits based on service to
  date and present pay levels
  Vested...............................................   $3,572.5    $  195.9    $3,936.3    $  246.4
  Nonvested............................................      337.9         0.9       313.6         3.9
                                                          --------    --------    --------    --------
Accumulated benefit obligation.........................    3,910.4       196.8     4,249.9       250.3
Additional amounts related to projected pay
  increases............................................      438.1        22.4       431.5         8.5
                                                          --------    --------    --------    --------
Total projected benefit obligation based on service to
  date.................................................    4,348.5       219.2     4,681.4       258.8
Plan assets at fair value..............................    5,717.4          --     6,001.4          --
                                                          --------    --------    --------    --------
Plan assets in excess of (less than) projected
  benefit obligation...................................    1,368.9      (219.2)    1,320.0      (258.8)
Unamortized net amount resulting from changes in plan
  experience and actuarial assumptions.................     (152.4)      150.2      (135.8)      209.2
Unamortized net asset at date of adoption..............     (217.3)         --      (280.0)         --
Unamortized net amount resulting from changes in plan
  provisions...........................................      (14.2)       24.6         4.5         7.4
Adjustment for unfunded pension liabilities............         --      (152.4)         --      (208.1)
                                                          --------    --------    --------    --------
Net prepaid pension cost (accrued liability)...........   $  985.0    $ (196.8)   $  908.7    $ (250.3)
                                                          ========    ========    ========    ========

NOTE 5. OTHER POSTRETIREMENT BENEFITS

     Effective January 1, 1992, GMHE adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement requires that the cost of such benefits be recognized in the financial statements during the period employees provide service to GMHE. GMHE's previous practice was to recognize the cost of such postretirement benefits when incurred (pay-as-you-go). The cumulative effect of this accounting change as of January 1, 1992 was $1,366.6 million, or $832.1 million after-tax ($2.08 per share of GM Class H common stock). The incremental ongoing effect increased costs and expenses by $96.8 million, $91.0 million, and $78.7 million in 1994, 1993, and 1992, respectively.

     GMHE has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, GMHE does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of GMHE (other than pensions) represent legally enforceable liabilities of GMHE.

     Substantially all of the employees of Delco Electronics participate in various postretirement medical, dental, vision, and life insurance plans of General Motors. Hughes maintains a program for eligible retirees to participate in health care and life insurance benefits generally until they reach age 65. Qualified employees who elected to participate in the Hughes' contributory defined benefit pension plans may become eligible for these benefits if they retire from Hughes between the ages of 55 and 65.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The total non-pension postretirement benefit cost of GMHE and its subsidiaries, excluding the cumulative effect of adopting SFAS No. 106 in 1992, included the components set forth as follows:

                                                                        1994      1993      1992
                                                                       ------    ------    ------
                                                                         (DOLLARS IN MILLIONS)
Benefits earned during the year.....................................   $ 50.1    $ 49.2    $ 42.9
Interest accrued on benefits earned in prior years..................    130.3     127.2     116.8
Net amortization....................................................      7.6        --        --
                                                                       ------    ------    ------
  Total non-pension postretirement benefit cost.....................   $188.0    $176.4    $159.7
                                                                       ======    ======    ======

     The following table displays the components of GMHE's obligation recognized for postretirement benefit plans included in the Consolidated Balance Sheet at December 31, 1994 and 1993:

                                                                              1994        1993
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
Accumulated postretirement benefit obligation attributable to
  Current retirees.......................................................   $  816.6    $  906.8
  Fully eligible active plan participants................................      191.9       193.1
  Other active plan participants.........................................      576.6       844.9
                                                                            --------    --------
Accumulated postretirement benefit obligation............................    1,585.1     1,944.8
Unrecognized net amount resulting from changes in plan experience and
  actuarial assumptions..................................................       44.7      (392.7)
                                                                            --------    --------
Net postretirement benefit obligation....................................    1,629.8     1,552.1
Less current portion.....................................................       88.4       105.8
                                                                            --------    --------
Net long-term postretirement benefit obligation..........................   $1,541.4    $1,446.3
                                                                            ========    ========

     The assumed weighted average discount rates used in determining the actuarial present value of the accumulated postretirement benefit obligation were 8.57% and 6.99% at December 31, 1994 and 1993, respectively. The assumed weighted average rate of increase in future compensation levels related to pay-related life insurance benefits was 4.6% at December 31, 1994 and 5.3% at December 31, 1993.

     The assumed weighted average health care cost trend rate was 7.39% in 1994, increasing to 9.70% in 1995 and decreasing linearly each successive year until it reaches 5.68% in 2006, after which it remains constant. A one percentage point increase in each year of this annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1994 by approximately $165 million, and increase the service and interest cost components of the 1994 postretirement benefit expense by approximately $21 million.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 6. INCOME TAXES

     The income tax provision (credit) consists of the following:

                                                                     1994       1993       1992
                                                                    ------     ------     -------
                                                                        (DOLLARS IN MILLIONS)
Taxes currently payable
  U.S. Federal...................................................   $532.2     $222.0     $ 319.7
  Foreign........................................................     10.3       10.7         4.2
  U.S. State and local...........................................    100.5       94.3        39.8
                                                                    ------     ------     -------
       Total.....................................................    643.0      327.0       363.7
                                                                    ------     ------     -------
Deferred tax (assets) liabilities -- net
  U.S. Federal...................................................    (62.2)     229.7      (368.0)
  Foreign........................................................      1.3         --         0.1
  U.S. State and local...........................................     (9.3)      15.9       (73.0)
                                                                    ------     ------     -------
       Total.....................................................    (70.2)     245.6      (440.9)
                                                                    ------     ------     -------
          Total income tax provision (credit)....................   $572.8*    $572.6     $ (77.2)*
                                                                    ======     ======     =======

- -------------------------
* Excluding effect of accounting changes.

     The deferred income tax benefit in 1994 includes a $63.0 million credit that resulted from an adjustment to the beginning of the year valuation allowance because of a change in circumstances with respect to GMHE's ability to realize the benefit from a capital loss carryforward.

     Income (Loss) before income taxes includes the following components:

                                                                     1994        1993       1992
                                                                   --------    --------    -------
                                                                        (DOLLARS IN MILLIONS)
U.S. income (loss)..............................................   $1,448.1    $1,286.7    $(225.1)
Foreign income (loss)...........................................       80.5        83.7      (25.4)
                                                                   --------    --------    -------
  Total.........................................................   $1,528.6    $1,370.4    $(250.5)
                                                                   ========    ========    =======

     The consolidated income tax expense (credit) was different than the amount computed using the U.S. statutory income tax rate for the reasons set forth in the following table:

                                                                        1994      1993      1992
                                                                       ------    ------    ------
                                                                         (DOLLARS IN MILLIONS)
Expected tax (credit) at U.S. statutory income tax rate.............   $535.0    $479.5    $(85.2)
U.S. state and local income taxes...................................     59.3      70.1     (19.8)
Purchase accounting adjustments.....................................     43.3      43.3      42.1
Foreign tax rate differential.......................................    (17.7)     (6.9)    (13.1)
Change in valuation allowance.......................................    (63.0)       --        --
Deferred tax impact of U.S. Federal income tax rate change..........       --     (10.0)       --
Other...............................................................     15.9      (3.4)     (1.2)
                                                                       ------    ------    ------
  Consolidated income tax expense (credit)..........................   $572.8*   $572.6    $(77.2)*
                                                                       ======    ======    ======

- -------------------------
* Excluding effect of accounting changes.

     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

                                                                  1994                       1993
                                                         -----------------------    -----------------------
                                                         DEFERRED     DEFERRED      DEFERRED     DEFERRED
                                                           TAX           TAX          TAX           TAX
                                                          ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                                         --------    -----------    --------    -----------
                                                                       (DOLLARS IN MILLIONS)
Postretirement benefits other than pensions...........   $  695.3     $       --    $  663.7     $       --
Profits on long-term contracts........................      259.3          417.3       229.3          437.0
Leveraged leases......................................       86.7             --        99.9             --
Employee benefit programs.............................      121.4          372.9       104.0          353.0
Depreciation..........................................         --          399.4          --          403.0
Special provision for restructuring...................      151.8             --       255.0             --
Other.................................................      408.0          215.6       445.5          287.6
                                                         --------     ----------    --------     ----------
  Subtotal............................................    1,722.5        1,405.2     1,797.4        1,480.6
Valuation allowance...................................      (16.1)            --       (76.4)            --
                                                         --------     ----------    --------     ----------
Total deferred taxes..................................   $1,706.4     $  1,405.2    $1,721.0     $  1,480.6
                                                         ========     ==========    ========     ==========

     Provision has been made for U.S. Federal income taxes to be paid on that portion of the undistributed earnings of foreign subsidiaries that has not been deemed permanently reinvested. At December 31, 1994 and 1993, undistributed earnings of foreign subsidiaries amounted to approximately $311.4 million and $446.3 million, respectively. Repatriation of all accumulated foreign earnings would have resulted in tax liabilities of $90.3 million and $113.8 million, respectively, for which GMHE has provided deferred tax liabilities of $66.2 million and $75.0 million, respectively.

     At December 31, 1994, GMHE had $36.5 million of foreign operating loss carryforwards which expire in varying amounts between 1995 and 1999. A valuation allowance has been provided for all of the foreign operating loss carryforwards.

NOTE 7. EARNINGS (LOSS) ATTRIBUTABLE TO GENERAL MOTORS CLASS H COMMON STOCK ON A PER SHARE BASIS AND AVAILABLE SEPARATE CONSOLIDATED NET INCOME (LOSS)

     Earnings (Loss) attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).

     Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income (Loss) of GMHE earned since the acquisition of Hughes by GM. The Available Separate Consolidated Net Income (Loss) of GMHE is determined quarterly and is equal to the separate consolidated net income (loss) of GMHE, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes (Earnings
(Loss) Used for Computation of Available Separate Consolidated Net Income
(Loss)), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the fourth quarters of 1994, 1993, and 1992.

     The denominator used in determining the Available Separate Consolidated Net Income (Loss) of GMHE is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from GMHE. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by GMHE, and to increase as such shares are used, at GMHE expense, for GMHE employee benefit plans or acquisitions.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay cash dividends approximately equal to 35% of the Available Separate Consolidated Net Income of GMHE for the prior year. Notwithstanding the current dividend policy, the dividends paid on the GM Class H Common Stock during 1994, 1993, and 1992 exceeded 35% of the Available Separate Consolidated Net Income (Loss) of GMHE for the preceding year (excluding the effect of the $749.4 million after-tax special restructuring charge at Hughes in 1992).

     Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus plus net income retained for use in the business (less accumulated deficit).

NOTE 8. PROPERTY -- NET

                                                                              1994        1993
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
Land and improvements....................................................   $  196.5    $  208.4
Buildings and unamortized leasehold improvements.........................    1,291.2     1,277.9
Machinery and equipment..................................................    2,623.8     2,902.5
Furniture, fixtures, and office machines.................................       81.9       102.3
Construction in progress.................................................      448.9       310.6
                                                                            --------    --------
       Total.............................................................    4,642.3     4,801.7
Less accumulated depreciation............................................    2,047.5     2,200.7
                                                                            --------    --------
Net real estate, plants, and equipment...................................    2,594.8     2,601.0
Special tools -- less amortization.......................................       17.0        33.4
                                                                            --------    --------
       Property -- net...................................................   $2,611.8    $2,634.4
                                                                            ========    ========

NOTE 9. NOTES AND LOANS PAYABLE AND LONG-TERM DEBT AND CAPITALIZED LEASES

                                                                            1994         1993
                                                                           ------       ------
                                                                               (DOLLARS IN
                                                                                MILLIONS)
Loans payable to banks..................................................   $ 17.6       $  8.6
Current portion of long-term debt.......................................     55.4          5.7
Other...................................................................     52.7         63.5
                                                                           ------       ------
       Total notes and loans payable....................................   $125.7       $ 77.8
                                                                           ======       ======
Foreign bank debt.......................................................   $ 59.8       $ 72.2
Term loans
  GM....................................................................    143.8        143.8
  Other.................................................................    200.0        200.0
Other debt..............................................................      3.9          4.8
                                                                           ------       ------
       Total............................................................    407.5        420.8
Less current portion....................................................     55.4          5.7
                                                                           ------       ------
Long-term debt..........................................................    352.1        415.1
Capitalized leases......................................................      1.4          1.7
                                                                           ------       ------
       Total long-term debt and capitalized leases......................   $353.5       $416.8
                                                                           ======       ======

     At December 31, 1994, GMHE had unused credit available of $450.0 million and $650.0 million under short-term lines of credit and an unsecured revolving credit loan agreement, respectively.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     The unsecured revolving credit loan agreement provides for a commitment of $250.0 million through January 1995, subject to a facility fee of 0.09% per annum, and a commitment of $400.0 million through January 1998, subject to a facility fee of 0.125% per annum. Borrowings under the agreement bear interest at a rate which approximates the London Interbank Offered Rate plus 0.25%. No amounts were outstanding under the agreement at December 31, 1994.

     At December 31, 1994, foreign bank debt includes $59.8 million denominated in British pounds sterling, bearing interest at rates ranging from 3.5% to 10.3%, with maturity dates from 1995 to 2005.

     The GM term loans bear interest at rates ranging from 5.7% to 6.1% with maturity dates in 1996 and 1997. The other term loans consist of notes payable to an insurance company bearing interest at rates ranging from 7.1% to 8.0%, with maturity dates in 1995 and 1997.

     Annual maturities of long-term debt and capitalized leases are $55.9 million in 1995, $92.0 million in 1996, $213.7 million in 1997, $4.2 million in 1998, $4.5 million in 1999, and $38.6 million thereafter.

     Property with a net book value of $38.3 million at December 31, 1994 is pledged as collateral under such debt.

NOTE 10. ACCRUED LIABILITIES

                                                                              1994        1993
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
Payrolls and other compensation..........................................   $  540.2    $  504.4
Provision for losses on contracts........................................      277.0       204.2
Accrual for restructuring................................................      143.3       222.8
Other....................................................................      925.0       942.6
                                                                            --------    --------
       Total.............................................................   $1,885.5    $1,874.0
                                                                            ========    ========

NOTE 11. STOCKHOLDER'S EQUITY

     The authorized capital stock of GMHE consists of 1,000 shares of $0.10 par value common stock. At December 31, 1994 and 1993, 1,000 shares having an aggregate par value of $100 were issued and outstanding. All of the outstanding capital stock of GMHE is held by General Motors.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                                                                    1994        1993        1992
                                                                  --------    --------    --------
                                                                       (DOLLARS IN MILLIONS)
Capital stock and additional paid-in capital
  Balance at beginning of the year.............................   $6,323.1    $6,314.7    $6,365.9
  Tax benefit from exercise of GM Class H common stock
     options...................................................        3.4         8.4          --
  GM Class H common stock price guarantee in connection with
     the acquisition of General Dynamics' missile business.....         --          --       (51.2)
                                                                  --------    --------    --------
       Balance at end of the year..............................   $6,326.5    $6,323.1    $6,314.7
                                                                  ========    ========    ========
Net income retained for use in the business
  Balance at beginning of the year.............................   $1,138.2    $  628.4    $1,961.8
  Net income (loss)............................................      925.4       797.8    (1,045.4)
  Cash dividends paid to General Motors........................     (320.0)     (288.0)     (288.0)
                                                                  --------    --------    --------
       Balance at end of the year..............................   $1,743.6    $1,138.2    $  628.4
                                                                  ========    ========    ========
Minimum pension liability adjustment
  Balance at beginning of the year.............................   $ (120.4)   $ (104.3)   $ (101.8)
  Change during the year.......................................       44.3       (16.1)       (2.5)
                                                                  --------    --------    --------
       Balance at end of the year..............................   $  (76.1)   $ (120.4)   $ (104.3)
                                                                  ========    ========    ========
Accumulated foreign currency translation adjustments
  Balance at beginning of the year.............................   $  (12.8)   $  (23.8)   $   (7.7)
  Change during the year.......................................       (5.4)       11.0       (16.1)
                                                                  --------    --------    --------
       Balance at end of the year..............................   $  (18.2)   $  (12.8)   $  (23.8)
                                                                  ========    ========    ========

     As the sole stockholder of GMHE, GM is able to cause GMHE to pay cash dividends and make advances to or otherwise enter into transactions with GM as GM deems desirable and appropriate. GM reserves the right to cause GMHE to pay cash dividends to GM in such amounts as GM determines are desirable under the then prevailing facts and circumstances. Such amounts may be the same as, greater than, or less than the cash dividends paid by GM on its Class H common stock. There is no fixed relationship, on a per share or aggregate basis, between the cash dividends that may be paid by GM to holders of its Class H common stock and the cash dividends or other amounts that may be paid by GMHE to GM.

NOTE 12. SPECIAL PROVISION FOR RESTRUCTURING

     The 1992 operating results include a special restructuring charge of $1,237.0 million ($749.4 million after-tax, or $1.87 per share of GM Class H common stock) primarily attributable to redundant facilities and related employment costs at Hughes. The special charge comprehended a reduction of Hughes' worldwide employment, a major facilities consolidation, and a re-evaluation of certain business lines that no longer met Hughes' strategic objectives. Restructuring costs of $228.3 million, $527.6 million, and $250.9 million were charged against the reserve during 1994, 1993, and 1992, respectively. In addition, in 1994 and 1993 the restructuring reserve was increased by $35.0 million and $78.0 million, respectively, primarily due to changes in estimated loss on disposition of two subsidiaries. The remaining liability of $343.2 million relates primarily to reserves for excess leased facilities and other site consolidation costs. Approximately $288.2 million of this total will require future cash outflows. It is expected that these costs will be expended predominantly over the next three years.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 13. ACQUISITIONS

     In December 1994, GMHE announced that it had reached an agreement with CAE Inc. of Toronto, Canada to acquire substantially all of the assets of its U.S. subsidiary, CAE-Link Corporation, for $155 million in cash. CAE-Link is an established supplier of simulation, training, and technical services, primarily to the U.S. military and NASA. The transaction is expected to close during the first quarter of 1995.

     In August 1992, GMHE acquired the missile business of General Dynamics Corporation (GD) in exchange for 21,508,563 shares of GM Class H common stock and cash with an aggregate value of $450.0 million. GMHE had purchased the GM Class H shares from GM in August 1992 principally in exchange for a series of notes. The acquisition was accounted for as a purchase, and accordingly, the operating results have been consolidated since the acquisition date. The pro forma effect on 1992 operating results was not material.

     GMHE has acquired several other enterprises with operations that complement existing technological capabilities at aggregate purchase prices, paid in cash, of $10.4 million and $9.7 million in 1993 and 1992, respectively. These acquisitions were accounted for using the purchase method of accounting. The operating results of the entities acquired, which were not material, were consolidated with those of GMHE from their respective acquisition dates.

     The purchase prices of these acquisitions were allocated to the net assets acquired, including intangible assets, based upon their estimated fair values at the dates of acquisition.

NOTE 14. DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     GMHE is a party to financial instruments with off-balance sheet risk in the normal course of business to reduce its exposure to fluctuations in interest and foreign exchange rates. The primary classes of derivatives used by GMHE are foreign exchange-forward contracts and interest rate swap agreements. These instruments involve, to varying degrees, elements of credit risk in the event a counterparty should default and market risk as the instruments are subject to rate and price fluctuations. Credit risk is managed through the periodic monitoring and approval of financially sound counterparties. Market risk is mitigated because the derivatives are used to hedge underlying transactions. Cash receipts or payments on these contracts normally occur at maturity, or for interest rate swap agreements, at periodic contractually defined intervals. GMHE holds derivatives only for purposes other than trading.

FOREIGN EXCHANGE-FORWARD CONTRACTS

     Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. GMHE uses these agreements to hedge risk of changes in foreign currency exchange rates associated with certain firm commitments denominated in foreign currency.

     The total notional amount of foreign exchange-forward contracts GMHE held at December 31, 1994 and 1993, was approximately $144 million and $111 million, respectively. GMHE's open contracts extend for periods averaging nine months.

INTEREST RATE SWAP AGREEMENTS

     Interest rate swap agreements are contractual agreements between GMHE and another party to exchange fixed and floating interest rate payments periodically over the life of the agreements without the exchange of underlying principal amounts. These instruments are used by GMHE with the objective of minimizing interest expense while maintaining the desired level of exposure to the risk of interest rate fluctuations. There were no outstanding interest rate swap agreements at December 31, 1994. At

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

December 31, 1993, the total notional amount of outstanding contracts was approximately $200 million. Interest rate swap agreements used to hedge an underlying debt obligation are not marked to market, but are recognized as an adjustment to interest expense over the life of the underlying debt agreement. Gains and losses on terminated swap contracts are deferred and recognized as a yield adjustment on the underlying debt; such unamortized gains totaled approximately $10.8 million and $14.9 million at December 31, 1994 and 1993, respectively.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

     In accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, and SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, the following fair value estimates and information about valuation methodologies are presented. For all financial instruments not described below, fair value approximates book value.

     For notes and loans payable and long-term debt, the estimated fair value (which approximates book value) was $479.9 million and $506.5 million at December 31, 1994 and 1993, respectively. Such fair value is based on the quoted market prices for similar issues or on the current rates offered to GMHE for debt of similar remaining maturities. The carrying value of debt with an original term of less than 90 days is assumed to approximate fair value.

     The fair values of derivative financial instruments reflect the estimated amounts GMHE would receive or pay to terminate the contracts at the reporting date, which takes into account the current unrealized gains or losses on open contracts. The fair value of foreign exchange-forward contracts is estimated based on foreign exchange rate quotes at the reporting date. At December 31, 1994 and 1993, the estimated fair value of open contracts in a loss position was ($0.1) million and ($0.3) million, respectively, which was approximately equal to book value.

     The fair value of interest rate swap agreements is estimated using pricing models based upon current interest rates. There were no open interest rate swap agreements at December 31, 1994. At December 31, 1993, the fair value of open contracts in a gain position was $12.6 million.

NOTE 16. SEGMENT REPORTING

     GMHE operates principally within the field of modern high-technology electronics for use in Automotive Electronics, Telecommunications and Space, Defense Electronics, and Commercial Technologies business segments. Radios, controls for engines and transmissions, monitors and sensors for airbags, controllers for anti-lock brakes, climate control, dashboard instrumentation, and other automotive electronic products are included in the Automotive Electronics segment. The Telecommunications and Space segment includes satellite construction, ownership and operation, communication services, ground equipment, and direct-to-home satellite television entertainment services. The Defense Electronics segment includes missile systems, command and control systems, electro-optical systems, airborne radar systems, military training and simulation systems, and guidance and control systems. The Commercial Technologies segment includes commercial electronics products and services such as commercial training, air traffic control, aircraft passenger communications and entertainment, inertial navigation, information systems, space sensors for

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES environmental and scientific applications, and entertainment and leisure products. Intercompany transfers between segments are not material. Information concerning operations by segment is shown below.

                                   AUTOMOTIVE     TELECOM.      DEFENSE      COMMERCIAL
                                   ELECTRONICS    & SPACE     ELECTRONICS      TECH.       CORPORATE      TOTAL
                                   -----------    --------    -----------    ----------    ---------    ---------
                                                               (DOLLARS IN MILLIONS)
Revenues
  1994..........................    $5,267.5     $2,528.7      $5,590.7      $  712.5       $   --     $14,099.4
  1993..........................     4,491.6      2,178.0       6,112.1         735.8           --      13,517.5
  1992..........................     3,985.8      1,927.9       5,547.0         836.4           --      12,297.1
Operating Profit (Loss)(1)(2)
  1994..........................    $  793.6     $  266.6      $  583.6      $ (124.5)      $(12.7)    $ 1,506.6
  1993..........................       626.1        195.9         538.0          (0.4)       (23.3)      1,336.3
  1992..........................       462.4         33.4        (596.6)       (195.1)       (22.1)       (318.0)
Identifiable Assets at Year
  End(3)
  1994..........................    $3,466.4     $3,473.2      $6,808.8      $  970.6       $131.5     $14,850.5
  1993..........................     2,840.5      2,797.1       7,385.4         957.7        136.4      14,117.1
  1992..........................     2,471.8      2,843.6       7,281.7       1,505.0        107.1      14,209.2
Depreciation and Amortization(1)
  1994..........................    $  143.4     $  144.4      $  260.9      $   45.3       $   --     $   594.0
  1993..........................       153.2        118.8         298.1          57.2           --         627.3
  1992..........................       124.1        128.8         307.3          50.7           --         610.9
Capital Expenditures(4)
  1994..........................    $  171.9     $  395.0      $  152.5      $   26.9       $   --     $   746.3
  1993..........................       149.2        264.9         132.9          33.0           --         580.0
  1992..........................       266.1        174.4          99.4          18.6           --         558.5

- -------------------------
(1) 1994 includes $123.8 million ($10.7 million, $102.8 million, and $10.3 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) and 1993 and 1992 include $123.8 million ($10.8 million, $102.7 million, and $10.3 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) of purchase accounting adjustments associated with GM's purchase of Hughes.

(2) 1992 includes $1,237.0 million ($195.3 million, $911.8 million, and $129.9 million related to Telecommunications and Space, Defense Electronics, and Commercial Technologies, respectively) for the special provision for restructuring.

(3) Identifiable assets include the unamortized purchase accounting adjustments associated with the purchase of Hughes as detailed below:

                                                TELECOM.      DEFENSE      COMMERCIAL
                                                & SPACE     ELECTRONICS       TECH.        TOTAL
                                                --------    -----------    -----------    --------
                                                              (DOLLARS IN MILLIONS)
        1994.................................    $261.0       $2,494.5        $249.8      $3,005.3
        1993.................................     271.7        2,597.3         260.1       3,129.1
        1992.................................     282.5        2,700.0         270.4       3,252.9

(4) Telecommunications and Space includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million, and $101.6 million in 1994, 1993, and 1992, respectively.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONCLUDED

     A reconciliation of operating profit (loss) shown on the previous page to Income (Loss) before Income Taxes shown in the Statement of Consolidated Operations and Available Separate Consolidated Net Income (Loss) follows:

                                                              1994        1993        1992
                                                            --------    --------    --------
                                                                 (DOLLARS IN MILLIONS)
        Operating Profit (Loss)..........................   $1,506.6    $1,336.3    $(318.0)
        Other Income -- net..............................       37.1        67.3      128.1
        Interest Expense.................................      (15.1)      (33.2)     (60.6)
                                                            --------    --------    --------
          Income (Loss) before Income Taxes..............   $1,528.6    $1,370.4    $(250.5)
                                                            ========    ========    =======

     Export sales from the U.S. were as follows:

                                                              1994        1993        1992
                                                            --------    --------    --------
                                                                 (DOLLARS IN MILLIONS)
        Africa...........................................   $   25.8    $   28.2    $   39.5
        Asia.............................................      758.2       593.4       424.5
        Canada...........................................      876.3       820.7       642.9
        Europe...........................................      678.6       503.1       524.6
        Mexico...........................................       96.9       122.9       199.0
        Other Latin America..............................       90.3        68.3       108.7
        Middle East......................................      370.1       404.4       274.3
                                                            --------    --------    --------
          Total..........................................   $2,896.2    $2,541.0    $2,213.5
                                                            ========    ========    ========

     Certain amounts for 1993 have been reclassified to conform with 1994 classifications.

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES

     In December 1994, Hughes entered into an agreement with Computer Sciences Corporation (CSC) whereby CSC will provide substantially all of the data processing services required by Hughes. Baseline service payments to CSC are expected to aggregate approximately $1.5 billion over the term of the eight-year agreement. The contract is cancelable by Hughes with substantial early termination penalties.

     Minimum future commitments under operating leases having noncancelable lease terms in excess of one year, primarily for real property and satellite transponders, aggregating $2,142.4 million, are payable as follows: $233.5 million in 1995, $200.0 million in 1996, $169.5 million in 1997, $157.5 million in 1998, $158.8 million in 1999, and $1,223.1 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases were $306.2 million in 1994, $296.3 million in 1993, and $277.9 million in 1992.

     GMHE and its subsidiaries are subject to potential liability under government regulations and various claims and legal actions which are pending or may be asserted against them. The aggregate ultimate liability of GMHE and its subsidiaries under these government regulations, and under these claims and actions, was not determinable at December 31, 1994. In the opinion of management of GMHE, such liability is not expected to have a material adverse effect on GMHE's consolidated operations or financial position.

                                     * * *

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           SUPPLEMENTARY INFORMATION

SELECTED QUARTERLY DATA (UNAUDITED)

                                                           1ST         2ND         3RD         4TH
                                                         --------    --------    --------    --------
                                                                     (DOLLARS IN MILLIONS
                                                                  EXCEPT PER SHARE AMOUNTS)
1994 QUARTERS
Revenues..............................................   $3,587.3    $3,535.9    $3,354.5    $3,621.7

                                                         ========    ========    ========    ========
Income before income taxes............................   $  477.3    $  400.6    $  361.4    $  289.3
Income taxes..........................................      195.8       164.2       148.2        64.6
                                                         --------    --------    --------    --------
Income before cumulative effect of accounting
  change..............................................      281.5       236.4       213.2       224.7
Cumulative effect of accounting change................      (30.4)*        --          --          --
                                                         --------    --------    --------    --------
Net income............................................   $  251.1    $  236.4    $  213.2    $  224.7
                                                         ========    ========    ========    ========
Earnings used for computation of available separate
  consolidated net income.............................   $  282.1    $  267.3    $  244.2    $  255.6
Average number of shares of General Motors Class H
  common stock outstanding (in millions)..............       90.6        91.7        92.7        93.3
Class H dividend base (in millions)...................      399.9       399.9       399.9       399.9
Available separate consolidated net income............   $   64.0    $   61.3    $   56.6    $   59.7
Earnings attributable to General Motors Class H common
  stock on a per share basis
     Before cumulative effect of accounting change....   $   0.78    $   0.67    $   0.61    $   0.64
     Cumulative effect of accounting change...........      (0.08)*        --          --          --
                                                         --------    --------    --------    --------
     Net earnings attributable to General Motors Class
       H common stock.................................   $   0.70    $   0.67    $   0.61    $   0.64
                                                         ========    ========    ========    ========
Stock price range of General Motors Class H common
  High................................................   $  40.38    $  38.75    $  38.00    $  37.75
  Low.................................................   $  32.63    $  31.75    $  34.63    $  31.00

1993 QUARTERS
Revenues..............................................   $3,181.2    $3,315.4    $3,319.9    $3,701.0
                                                         ========    ========    ========    ========
Income before income taxes............................   $  279.4    $  348.4    $  334.7    $  407.9
Income taxes..........................................      121.1       147.3       141.6       162.6
                                                         --------    --------    --------    --------
Net income............................................   $  158.3    $  201.1    $  193.1    $  245.3
                                                         ========    ========    ========    ========
Earnings used for computation of available separate
  consolidated net income.............................   $  189.3    $  232.0    $  224.0    $  276.3
Average number of shares of General Motors Class H
  common stock outstanding (in millions)..............       93.9        86.0        87.4        88.7
Class H dividend base (in millions)...................      399.9       399.9       399.9       399.9
Available separate consolidated net income............   $   44.4    $   50.0    $   48.9    $   61.2
Net earnings attributable to General Motors Class H
  common stock........................................   $   0.47    $   0.58    $   0.56    $   0.69
                                                         ========    ========    ========    ========
Stock price range of General Motors Class H common
  High................................................   $  27.50    $  33.00    $  38.00    $  42.38
  Low.................................................   $  22.88    $  23.38    $  30.50    $  34.50

- -------------------------
* Effective January 1, 1994, GMHE adopted SFAS No. 112. The unfavorable cumulative effect of adopting SFAS No. 112 was $30.4 million, or $6.8 million attributable to GM Class H common stock.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA

                                          1994         1993         1992         1991         1990
                                        ---------    ---------    ---------    ---------    ---------
                                               (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Revenues.............................   $14,099.4    $13,517.5    $12,297.1    $11,540.6    $11,723.1
Earnings (Loss) used for computation
  of available separate consolidated
  net income (loss)..................   $ 1,049.2    $   921.6    $  (921.6)   $   559.4    $   726.0
Average number of shares of General
  Motors Class H common stock
  outstanding (in millions)..........        92.1         88.6         75.3         73.7         88.1
Class H dividend base (in
  millions)..........................       399.9        399.9        399.9        399.9        399.7
Available separate consolidated net
  income (loss)......................   $   241.6    $   204.5    $  (142.3)   $   104.6    $   160.0
GM Class H cash dividends............   $    73.8    $    64.1    $    53.3    $    54.3    $    63.4
Dividend payout ratio(1).............        36.0%         N/A         51.0%        33.9%        33.7%
Earnings (Loss) attributable to
  General Motors Class H common stock
  on a per share basis before
  cumulative effect of accounting
  changes............................   $    2.70    $    2.30    $   (0.11)   $    1.26    $    1.82
Earnings (Loss) attributable to
  General Motors Class H common stock
  on a per share basis after
  cumulative effect of accounting
  changes............................   $    2.62    $    2.30    $   (2.29)   $    1.39    $    1.82
Expenditures for property and special
  tools(2)...........................   $   746.3    $   580.0    $   558.5    $   681.3    $   884.3
Cash and marketable securities.......   $ 1,501.8    $ 1,008.7    $   702.7    $   348.3    $   459.3
Working capital......................   $ 2,695.5    $ 2,165.2    $ 1,692.4    $ 1,548.8    $ 1,373.9
Total assets.........................   $14,850.5    $14,117.1    $14,209.2    $12,930.8    $12,727.5
Long-term debt and capitalized
  leases.............................   $   353.5    $   416.8    $   711.0    $   147.1    $   271.9
Return on equity*(3).................        12.1%        11.3%       (13.9)%        5.3%         7.2%
Income (Loss) before interest and
  taxes as a percent of
  capitalization(4)..................        19.0%        18.0%        (2.3)%        8.1%        12.4%
Pre-tax return on total assets(5)....        10.6%         9.7%        (1.8)%        5.2%         8.3%

- -------------------------
 * Includes favorable (unfavorable) cumulative effect of accounting changes of ($30.4) million in 1994, ($872.1) million in 1992, and $54.4 million in 1991.

(1) GM Class H cash dividends divided by available separate consolidated net income for the prior year.

(2) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million, $101.6 million, $88.3 million, and $182.6 million in 1994, 1993, 1992, 1991, and 1990, respectively.

(3) Net income (loss) divided by average stockholder's equity (General Motors' equity in its wholly-owned subsidiary, GMHE). Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).

(4) Income (Loss) before interest and taxes divided by average stockholder's equity plus average debt.

(5) Income (Loss) before income taxes divided by average total assets.

               GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING AND FINANCIAL REVIEW

     The following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes (see Supplemental Data on page IV-75).

RESULTS OF OPERATIONS

     Revenues. GMHE reported revenues of $14,099.4 million in 1994, an increase of 4.3% over 1993, and $13,517.5 million in 1993, an increase of 9.9% compared with 1992 revenues of $12,297.1 million. The increase in revenues over the last three years is largely the result of continued growth in the Automotive Electronics segment, the ongoing success in the telecommunications and space businesses, and defense electronics revenues generated by the missile business acquired in August 1992. However, lower production rates and planned terminations on several defense programs resulted in a decline of Defense Electronics segment revenues in 1994. (Pro forma segment information is presented on page IV-77).

     Automotive Electronics. Revenues in the Automotive Electronics segment continued to increase in 1994 to $5,267.5 million from $4,491.6 million in 1993, a 17.3% increase, and from $3,985.8 million in 1992, a 12.7% increase in 1993. The growth is primarily attributable to three factors: (1) an increase in GMHE-supplied electronic content per GM North American-produced vehicle to $857 in 1994 from $782 and $760 in 1993 and 1992, respectively; (2) an increase in GM North American vehicle production of 8% between 1994 and 1993 and 9% between 1993 and 1992; and (3) an increase in sales to international and non-GM customers to $672 million in 1994 from $603 million and $484 million in 1993 and 1992, respectively.

     Telecommunications and Space. Revenues in the Telecommunications and Space segment were $2,528.7 million in 1994, a 16.1% increase over 1993 revenues of $2,178.0 million. The increase resulted from higher cellular communications equipment and private business network sales at Hughes Network Systems, Inc.
(HNS), additional Galaxy satellite transponder sales, increased satellite construction sales, and the commencement of service by DIRECTV(R), GMHE's new direct-to-home television service. Revenues for 1993 were 13.0% higher than 1992 revenues of $1,927.9 million. The 1993 increase in revenues reflects additional sales of satellites to commercial customers and increased sales of fixed wireless and cellular communications equipment and services internationally.

     Defense Electronics. Defense Electronics segment revenues were $5,590.7 million in 1994, an 8.5% decrease from 1993 revenues of $6,112.1 million. The decline was principally due to the full year impact of lower production rates and planned terminations on several defense programs. Revenues increased $565.1 million, or 10.2%, between 1993 and 1992. The increase is due largely to revenues from a full year of operations of the missile business acquired in 1992, as well as increased effort on the Peace Shield air defense system for Saudi Arabia.

     Commercial Technologies. Revenues in the Commercial Technologies segment were $712.5 million in 1994, a 3.2% decrease from 1993 revenues of $735.8 million. Revenues for 1993 were 12.0% lower than 1992 revenues of $836.4 million. The decreases are primarily a result of the divestiture of several non-strategic business units partially offset by increased effort in the air traffic control and information systems businesses.

     Other Income. Included in revenues is other income of $37.1 million, $67.3 million, and $128.1 million for 1994, 1993, and 1992, respectively. The 1994 amount includes a $35.0 million pre-tax charge for the expected loss on disposition of a subsidiary. The 1993 amount includes a gain of $89.7 million on the sale of GMHE's 30% interest in Japan Communications Satellite Company, Inc. (JCSAT) and a $55.0 million charge related to the sale of Hughes Rediffusion Simulation Limited (Rediffusion) and related entities in December 1993. The 1992 amount includes proceeds of $35.0 million from settlement of a patent infringement suit and a $28.0 million gain resulting from the formation of the Hughes-JVC Technology joint venture.

     Operating Profit. Operating profit was $1,630.4 million in 1994, $1,460.1 million in 1993, and $1,042.8 million in 1992, excluding the special provision for restructuring. Operating profit margins, on a comparable basis, were 11.6%, 10.9%, and 8.6% in 1994, 1993, and 1992, respectively. Beginning in the first quarter of 1994, the operating profit margin calculation was changed to operating profit divided by net sales rather than revenues, which include other income. Prior year operating profit margins have been restated on a comparable basis.

     The improvement in both profitability and profit margins over this time period was primarily the result of the continuing emphasis on cost reduction efforts, most notably in the Automotive Electronics and Defense Electronics segments, and the overall growth in revenues.

     Automotive Electronics. Operating profit has steadily increased over the last three years. In 1994, operating profit was $793.6 million compared with $626.1 million in 1993 and $462.4 million in 1992. The increases are attributable not only to the increased electronic content per vehicle and higher vehicle volumes, but also to an aggressive cost reduction program at Delco Electronics, which has yielded cost savings of 11% in 1994, 10% in 1993, and 9% in 1992. The operating profit margin was 15.2%, 13.9%, and 11.6% in 1994, 1993, and 1992, respectively. Operating profit margins beyond 1995 are not expected to be maintained at the current level due to the potential for reduced auto production volumes, increased pricing pressures, and GM's global sourcing initiatives.

     Telecommunications and Space. Operating profit for 1994 increased to $277.3 million, a 34.2% increase over the $206.7 million reported in 1993. The improvement is a result of the sale of additional Galaxy satellite transponders and increased HNS and satellite construction sales, partially offset by higher DIRECTV operating expenses relating to the commencement of service. Excluding the 1992 restructuring charge, 1993 operating profit declined 13.7% from 1992 operating profit of $239.5 million. The decrease was due to a reduction in revenues from satellite transponder sales and an increase in DIRECTV related costs, partially offset by the recognition of cost savings from satellite construction activities in 1992. Operating profit margins were 10.8% in 1994, 10.0% in 1993, and 2.3% in 1992. The 1995 margin will be negatively impacted by the increased operating expenses associated with the continued expansion of DIRECTV. After 1995, the Telecommunications and Space segment's operating margins are expected to increase as DIRECTV becomes profitable.

     Defense Electronics. Operating profit increased 7.1% to $686.4 million in 1994 and 53.3% to $640.7 million in 1993, compared with $417.9 million, excluding the restructuring charge, in 1992. The increases reflect the ongoing efforts to reduce costs across GMHE's defense businesses and continued benefits from the acquisition and consolidation of the missile business acquired in August 1992. Future operating profits could be negatively impacted by further reductions in the U.S. defense budget.

     Commercial Technologies. Operating losses were $114.2 million in 1994 compared with an operating profit of $9.9 million in 1993. The operating loss is attributable to three factors: (1) additional costs and revenue deferral at Hughes-Avicom International, Inc. related to product development and initial system service of in-flight entertainment systems; (2) air traffic control contract costs for which the expected revenues are not yet recognizable for financial reporting purposes, pending contract negotiations; and (3) development costs on several new products. The 1993 improvement in operating profit from the 1992 operating loss of $54.9 million was primarily due to reduced operating losses at Rediffusion, actions which began in 1992 to reduce costs, and increased profits from the air traffic control and information systems businesses.

     Costs and Expenses. Selling, general, and administrative expenses were $1,018.3 million in 1994, $929.1 million in 1993, and $1,036.2 million in 1992.
The $89.2 million increase in 1994 was primarily due to the commencement of nationwide service by DIRECTV and increased international sales activities at HNS. The decrease of $107.1 million in 1993 was primarily due to the cost reductions resulting from restructuring activities which began in the second half of 1992.

     Interest expense decreased 54.5% in 1994 and 45.2% in 1993 primarily due to an overall decrease in debt balances and an increase in the amount of capitalized interest.

     The effective income tax rate was 34.7%, 38.3%, and 37.0% in 1994, 1993, and 1992, respectively. The lower 1994 tax rate resulted from the recognition of capital loss carryforward benefits. The Revenue Reconciliation Act of 1993 did not have a material adverse effect on GMHE's 1994 or 1993 earnings and is not expected to have a significant impact in future years.

     Earnings. GMHE's 1994 earnings were $1,049.2 million, or $2.62 per share of GM Class H common stock, compared with 1993 earnings of $921.6 million, or $2.30 per share, and a loss in 1992 of $921.6 million or ($2.29) per share. Earnings in 1994 include the unfavorable effect of an accounting change for postemployment benefits while 1992 included the restructuring charge and accounting changes for postretirement benefits and revenue recognition described below. Excluding these special items, GMHE earnings in 1994 and 1992 would have been $1,079.6 million, or $2.70 per share, and $699.9 million, or $1.76 per share, respectively.

     Backlog. The 1994 year-end backlog of $13,210 million remained relatively unchanged from the 1993 value of $13,399 million. Year-end 1993 backlog decreased $623 million from the $14,022 million reported in 1992 primarily due to the sale of Rediffusion. A portion of the backlog is subject to appropriation decisions by the U.S. Government subsequent to award. In addition, GMHE's contracts with the U.S. Government are subject to termination by the Government either for its convenience or for default by GMHE. Sales to the U.S. Government may be affected by changes in acquisition policies, budget considerations, changing concepts in national defense, spending priorities, and other factors that are outside GMHE's control.

     Special Provision for Restructuring. GMHE took a special charge in June 1992 of $749.4 million (after-tax), or $1.87 per share, for the restructuring of Hughes' operations. The special charge comprehended a reduction of Hughes' worldwide employment, a major facilities consolidation, and a reevaluation of certain business lines that no longer met Hughes' strategic objectives. Restructuring costs of $228.3 million, $527.6 million, and $250.9 million were charged against the reserve during 1994, 1993, and 1992, respectively. In addition, in 1994 and 1993 the restructuring reserve was increased by $35.0 million and $78.0 million, respectively, primarily due to changes in the estimated loss on disposition of two subsidiaries. The remaining liability of $343.2 million relates primarily to reserves for excess leased facilities and other site consolidation costs. Approximately $288.2 million of this total will require future cash outflows. It is expected that these costs will be expended predominantly over the next three years.

     Accounting Changes. GMHE adopted SFAS No. 112, Employers' Accounting for Postemployment Benefits, effective January 1, 1994. This Statement requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The cumulative effect of this accounting change as of January 1, 1994 was $49.6 million, or $30.4 million after-tax ($0.08 per share of GM Class H common stock).

     GMHE adopted SFAS No. 106 in January 1992. This Statement requires that the cost of postretirement benefits other than pensions be recognized in the financial statements during the period employees provide service to GMHE. GMHE's previous practice was to recognize the cost of such postretirement benefits when incurred (pay-as-you-go). The cumulative effect of this accounting change as of January 1, 1992 was $1,366.6 million, or $832.1 million after-tax ($2.08 per share of GM Class H common stock).

     GMHE has disclosed in its financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, GMHE does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of GMHE (other than pensions) represent enforceable liabilities of GMHE.

     Hughes changed its revenue recognition policy for certain commercial long-term contracts effective January 1, 1992 from the percentage-of-completion method to the units-of-delivery method. The unfavorable effect of this change was $40.0 million after-tax, or $0.10 per share of GM Class H common stock.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and Cash Equivalents. The Company's balance sheet strengthened further in 1994 as cash and cash equivalent increased $493.1 million to $1,501.8 million at December 31, 1994. Operating activities provided net cash of $1,376.8 million in 1994 as GMHE achieved record earnings while aggressively managing working capital. Additional cash of $200 million was generated by the collection of a note receivable from General Motors. Cash was used to fund capital expenditures for property and special tools and telecommunications and other equipment (primarily related to DIRECTV) as well as to pay dividends to General Motors.

     Cash and cash equivalents at December 31, 1993 amounted to $1,008.7 million, a $306.0 million increase from $702.7 million at December 31, 1992. The increase was due to net cash provided by operating activities of $1,493.5 million, partially offset by net cash used in investing and financing activities. Proceeds from the sale of investments and businesses, and from the disposal of property, generated an additional $396.6 million of cash in 1993. Cash was used primarily to fund capital expenditures, reduce outstanding debt, and to pay dividends to General Motors.

     Liquidity Measurement. As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) was 1.76 at December 31, 1994, 1.61 at December 31, 1993, and 1.44 at December 31, 1992. These increases were due to the build-up of cash balances described above.

     Property and Equipment. Property, net of accumulated depreciation, decreased $22.6 million in 1994 while telecommunications and other equipment, net of accumulated depreciation, increased $304.1 million primarily due to expenditures related to DIRECTV.

     Expenditures for property and equipment were $490.5 million in 1994 compared with $448.9 million and $456.9 million in 1993 and 1992, respectively. Management anticipates that capital expenditures in 1995 will increase approximately $80 million over 1994 and will be financed primarily from cash provided by operating activities.

     Telecommunications and other equipment expenditures were $255.8 million in 1994 compared with $131.1 million and $101.6 million in 1993 and 1992, respectively. Management anticipates that telecommunications and other equipment expenditures in 1995 will increase approximately $50 million over 1994 and will be financed primarily from cash provided by operating activities.

     Automotive Electronics. Capital expenditures increased to $171.9 million in 1994, compared with $149.2 million in 1993, a decrease of $116.9 million from 1992. The increase in capital spending in 1994 reflects expenditures for technology upgrades at certain facilities. The decrease in capital spending in 1993 reflected the completion of several projects to upgrade and expand facilities and a decrease in expenditures related to model changes.

     Telecommunications and Space. Capital expenditures, including expenditures related to telecommunications and other equipment increased to $395.0 million from $264.9 million in 1993 and $174.4 million in 1992, primarily reflecting continuing investment in satellite equipment associated with DIRECTV.

     Defense Electronics. Capital expenditures in the Defense Electronics segment for 1994, 1993, and 1992 were $152.5 million, $132.9 million, and $99.4 million, respectively. The increases in 1994 and 1993 are due to expenditures related to the consolidation of facilities in an effort to increase the operational efficiencies of manufacturing and engineering activities.

     Commercial Technologies. Capital expenditures were $26.9 million, $33.0 million, and $18.6 million in 1994, 1993, and 1992, respectively. The increase in 1993 related to facilities and equipment for the EOSDIS program.

     Long-Term Debt and Capitalized Leases. Long-term debt and capitalized leases was $353.5 million at December 31, 1994, a decrease of $63.3 million from $416.8 million at December 31, 1993 reflecting scheduled principal payments. Long-term debt and capitalized leases decreased $294.2 million in 1993, from $711.0 million at December 31, 1992 partially due to the prepayment of GM debt arising from the missile business acquisition and repayment of certain Japanese yen debt related to JCSAT. The ratio of long-term debt and capitalized leases to the total of such debt and pro forma stockholder's equity decreased to 6.6% in 1994 from 9.0% in 1993, and 16.6% in 1992.

     Other Balance Sheet Items. In evaluating both its pension and retiree medical liabilities, GMHE recognized the impact of the recent increase in long-term interest rates by increasing the discount rate used in determining the actuarial present values of the projected benefit obligations. In 1994, the weighted average discount rate for Hughes' pension obligations increased from 7.5% to 8.75% and the weighted average discount rate for GMHE's other postretirement benefits increased from 6.99% to 8.57%.

     Acquisitions and Divestitures. In December 1994, GMHE announced that it had reached an agreement with CAE Inc. of Toronto, Canada to acquire substantially all of the assets of its U.S. subsidiary, CAE-Link Corporation, for $155 million in cash. CAE-Link is an established supplier of simulation, training, and technical services, primarily to the U.S. military and NASA. The transaction closed on February 24, 1995.

     On December 31, 1993, GMHE completed the sale of Rediffusion and related entities comprising the majority of its commercial aircraft simulation and training equipment business to Thomson-CSF. The sale resulted in a $55.0 million pre-tax charge against earnings, and included Rediffusion's core flight simulation businesses and its U.S. airline marketing support organization.

     On August 21, 1992, GMHE acquired substantially all the assets and business of General Dynamic's Air Defense Systems Division, the Unmanned Strike Systems business unit, and the Convair Division (together, the GD Missile Business). This acquisition provided GMHE with the opportunity to expand its current military programs portfolio, its customer base, and expand its share of the market for missiles and missile systems. The GD Missile Business was acquired in exchange for 21,508,563 shares of GM Class H common stock and cash with an aggregate value of $450.0 million. GMHE purchased the GM Class H common stock from GM in August 1992, principally in exchange for a series of notes.

     Dividend Policy. As discussed in Note 7 to the Consolidated Financial Statements, it is GM's current policy to pay aggregate annual cash dividends on the GM Class H common stock approximately equal to 35% of the Available Separate Consolidated Net Income of GMHE for the prior year. In February 1995, the Board of Directors of GM increased the quarterly dividend on GM Class H common stock from $0.20 per share to $0.23 per share.

     Security Ratings. GMHE's security ratings are tied to the security ratings of General Motors.

     In February 1993, Standard & Poor's Corporation (S&P) lowered GMHE's long-term debt rating from A- to BBB+. The BBB+ rating for senior debt is eighth highest within the 10 investment grade ratings available from S&P for long-term debt and is based on a determination of adequate capacity to pay interest and repay principal. At the same time, S&P lowered GMHE's commercial paper rating from A-1 to A-2, third highest within the four investment grade ratings available from S&P for commercial paper, indicating strong capacity for timely payment determined by significant safety characteristics.

     In November 1992, Moody's Investors Service, Inc. (Moody's) lowered its rating of GMHE senior debt to Baa1 from A-2, eighth highest within the 10 investment grade ratings available from Moody's for long-term debt, reflecting adequate protection of present interest payments and principal. Concurrently, Moody's also lowered GMHE's commercial paper rating from Prime-1, the highest of three investment grade ratings available from Moody's for commercial paper, to Prime-2, indicating a strong ability for repayment based on sound earnings trends and coverage ratios, appropriate capitalization characteristics, and adequate maintenance of alternative liquidity.

     Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations punctually. Lower ratings generally result in higher borrowing costs. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning organization. Each rating should be evaluated independently of any other rating.

GM Class H Common Stock Subject to Repurchase

     On February 15, 1995, GM and the Howard Hughes Medical Institute entered into an agreement under which GM will assist the Institute in a registered public offering of approximately 15 million shares of GM Class H common stock. The 1995 put and call rights described in Note 1 to the Consolidated Financial Statements expired unexercised. The Institute will have a new put right with an exercise date on the earlier of the conclusion of the offering or June 30, 1995. GM will receive any net proceeds of the offering in excess of $37.50 per share.

SUPPLEMENTAL DATA

     The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 1 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of Hughes was $123.8 million in 1994, 1993, and 1992. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1 2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $3,005.3 million, $3,129.1 million, and $3,252.9 million in 1994, 1993, and 1992, respectively.

     In order to provide additional analytical data to the users of GMHE's financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of GMHE available for the payment of dividends on GM Class H common stock is determined, the pro forma data exclude the General Motors' purchase accounting adjustments related to the acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in GMHE.

SUMMARY PRO FORMA FINANCIAL DATA*

PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED OPERATIONS

                                                                    YEARS ENDED DECEMBER 31,
                                                               -----------------------------------
                                                                 1994         1993         1992
                                                               ---------    ---------    ---------
                                                                      (DOLLARS IN MILLIONS
                                                                    EXCEPT PER SHARE AMOUNTS)
Total Revenues..............................................   $14,099.4    $13,517.5    $12,297.1
Total Costs and Expenses....................................    12,447.0     12,023.3     12,423.8(1)
                                                               ---------    ---------    ---------
Income (Loss) before Income Taxes...........................     1,652.4      1,494.2       (126.7)
Income taxes (credit).......................................       572.8        572.6        (77.2)
                                                               ---------    ---------    ---------
Income (Loss) before cumulative effect of accounting
  changes...................................................     1,079.6        921.6        (49.5)
Cumulative effect of accounting changes.....................       (30.4)          --       (872.1)
                                                               ---------    ---------    ---------
Earnings (Loss) Used for Computation of Available Separate
  Consolidated Net Income (Loss)............................   $ 1,049.2    $   921.6    $  (921.6)
                                                               =========    =========    =========
Earnings (Loss) Attributable to General Motors Class H
  Common Stock on a Per Share Basis
     Before cumulative effect of accounting changes.........   $    2.70    $    2.30    $   (0.11)
     Cumulative effect of accounting changes................       (0.08)          --        (2.18)
                                                               ---------    ---------    ---------
     Net earnings (loss) attributable to General Motors
       Class H Common Stock.................................   $    2.62    $    2.30    $   (2.29)
                                                               =========    =========    =========

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                               DECEMBER 31,
                                                                          ----------------------
                                                                            1994         1993
                                                                          ---------    ---------
                                                                          (DOLLARS IN MILLIONS)
                                     ASSETS
Total Current Assets...................................................   $ 6,243.6    $ 5,714.3
Property -- Net........................................................     2,611.8      2,634.4
Telecommunications and Other Equipment -- Net..........................     1,071.7        767.6
Intangible Assets, Investments, and Other Assets.......................     1,918.1      1,871.7
                                                                          ---------    ---------
Total Assets...........................................................   $11,845.2    $10,988.0
                                                                          =========    =========
                     LIABILITIES AND STOCKHOLDER'S EQUITY
Total Current Liabilities..............................................   $ 3,548.1    $ 3,549.1
Long-Term Debt and Capitalized Leases..................................       353.5        416.8
Postretirement Benefits Other Than Pensions, Other Liabilities,
  Deferred Income Taxes, and Deferred Credits..........................     2,973.1      2,823.1
Total Stockholder's Equity(2)..........................................     4,970.5      4,199.0
                                                                          ---------    ---------
Total Liabilities and Stockholder's Equity(2)..........................   $11,845.2    $10,988.0
                                                                          =========    =========

- -------------------------
(1) Includes a special provision for restructuring of $1,237.0 million.

(2) General Motors' equity in its wholly-owned subsidiary, GMHE. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).

 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.

                       SUMMARY PRO FORMA FINANCIAL DATA*

                        PRO FORMA SELECTED SEGMENT DATA

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1994          1993          1992
                                                           --------      --------      --------
                                                                  (DOLLARS IN MILLIONS)
AUTOMOTIVE ELECTRONICS
Revenues................................................   $5,267.5      $4,491.6      $3,985.8
Revenues as a percentage of GMHE Revenues...............       37.4%         33.2%         32.4%
Net Sales...............................................   $5,216.5      $4,488.9      $3,977.2
Operating Profit(1).....................................   $  793.6      $  626.1      $  462.4
Operating Profit Margin(2)..............................       15.2%         13.9%         11.6%
Identifiable Assets at Year End.........................   $3,466.4      $2,840.5      $2,471.8
Depreciation and Amortization...........................   $  143.4      $  153.2      $  124.1
Capital Expenditures....................................   $  171.9      $  149.2      $  266.1
TELECOMMUNICATIONS AND SPACE
Revenues................................................   $2,528.7      $2,178.0      $1,927.9
Revenues as a percentage of GMHE Revenues...............       17.9%         16.1%         15.7%
Net Sales...............................................   $2,565.1      $2,075.0      $1,918.4
Restructuring Charge....................................   $     --      $     --      $  195.3
Operating Profit(1).....................................   $  277.3      $  206.7      $   44.2
Operating Profit Margin(2)..............................       10.8%         10.0%          2.3%
Identifiable Assets at Year End.........................   $3,212.2      $2,525.4      $2,561.1
Depreciation and Amortization...........................   $  133.7      $  108.0      $  118.0
Capital Expenditures(3).................................   $  395.0      $  264.9      $  174.4
DEFENSE ELECTRONICS
Revenues................................................   $5,590.7      $6,112.1      $5,547.0
Revenues as a percentage of GMHE Revenues...............       39.6%         45.2%         45.1%
Net Sales...............................................   $5,569.1      $6,085.0      $5,498.0
Restructuring Charge....................................   $     --      $     --      $  911.8
Operating Profit (Loss)(1)..............................   $  686.4      $  640.7      $ (493.9)
Operating Profit (Loss) Margin(2).......................       12.3%         10.5%         (9.0)%
Identifiable Assets at Year End.........................   $4,314.3      $4,788.1      $4,581.7
Depreciation and Amortization...........................   $  158.1      $  195.4      $  204.6
Capital Expenditures....................................   $  152.5      $  132.9      $   99.4
COMMERCIAL TECHNOLOGIES
Revenues................................................   $  712.5      $  735.8      $  836.4
Revenues as a percentage of GMHE Revenues...............        5.1%          5.5%          6.8%
Net Sales...............................................   $  711.6      $  801.3      $  775.4
Restructuring Charge....................................   $     --      $     --      $  129.9
Operating Profit (Loss)(1)..............................   $ (114.2)     $    9.9      $ (184.8)
Operating Profit (Loss) Margin(2).......................      (16.0)%         1.2%        (23.8)%
Identifiable Assets at Year End.........................   $  720.8      $  697.6      $1,234.6
Depreciation and Amortization...........................   $   35.0      $   46.9      $   40.4
Capital Expenditures....................................   $   26.9      $   33.0      $   18.6
CORPORATE
Operating Loss(1).......................................   $  (12.7)     $  (23.3)     $  (22.1)
Identifiable Assets at Year End.........................   $  131.5      $  136.4      $  107.1

- -------------------------
    Certain amounts for 1993 and 1992 have been reclassified to conform with 1994 classifications.

* The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.

(2) Operating Profit (Loss) as a percentage of Net Sales.

(3) Includes expenditures related to telecommunications and other equipment amounting to $255.8 million, $131.1 million, and $101.6 million, respectively.

                       SUMMARY PRO FORMA FINANCIAL DATA*

                       PRO FORMA SELECTED FINANCIAL DATA

                                                             YEARS ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1994       1993       1992       1991       1990
                                                ------     ------     ------     ------     ------
                                                  (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Operating profit (loss).......................  $1,630     $1,460     $ (194)    $  800     $1,157
Income (Loss) before income taxes and
  cumulative effect of accounting changes.....  $1,652     $1,494     $ (127)    $  795     $1,187
Earnings (Loss) used for computation of
  available separate consolidated net income
  (loss)**....................................  $1,049     $  922     $ (922)    $  559     $  726
Average number of GM Class H dividend base
  shares(1)...................................   399.9      399.9      399.9      399.9      399.7
Stockholder's equity**........................  $4,971     $4,199     $3,562     $4,841     $4,598
Dividends per share of GM Class H common
  stock.......................................  $ 0.80     $ 0.72     $ 0.72     $ 0.72     $ 0.72
Working capital...............................  $2,696     $2,165     $1,692     $1,549     $1,374
Operating profit (loss) as a percent of net
  sales.......................................    11.6%      10.9%      (1.6)%      7.0%      10.0%
Pre-tax income (loss) as a percent of
  revenues....................................    11.7%      11.1%      (1.0)%      6.9%      10.1%
Net income (loss) as a percent of
  revenues**..................................     7.4%       6.8%      (7.5)%      4.8%       6.2%
Return on equity**(2).........................    22.9%      23.7%     (21.9)%     11.9%      16.4%
Income (Loss) before interest and taxes as a
  percent of capitalization(3)................    32.9%      33.1%      (1.3)%     15.3%      23.3%
Pre-tax return on total assets(4).............    14.5%      13.6%      (1.2)%      8.5%      13.4%

- -------------------------
 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.

** Includes favorable (unfavorable) cumulative effect of accounting changes of $(30.4) million in 1994, $(872.1) million in 1992, and $54.4 million in 1991.

(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 92.1 million for 1994.

(2) Earnings (Loss) used for computation of available separate consolidated net income (loss) divided by average stockholder's equity (General Motors' equity in its wholly-owned subsidiary, GMHE). Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).

(3) Income (Loss) before interest and taxes divided by average stockholder's equity plus average total debt.

(4) Income (Loss) before income taxes divided by average total assets.

                                 * * * * * * *